SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE MINUTES OF THE ONE THOUSAND EIGHTY-SEVENTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS CNPJ/MFNo. 00.001.180/0001-26 NIRE 33.300.346.767 It is certified, for the appropriate purposes, that the 1087th Meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. ("AXIA Energia"), enrolled in the National Register of Legal Entities of the Ministry of Finance ("CNPJ/MF") under No. 00.001.180/0001-26 ("Company"), began on February 6, 2026, at 2:00 p.m., in electronic deliberation circuit, as convened by the Chairman of the Board of Directors, by electronic means, pursuant to the Company's Bylaws. Closing of the meeting and collection of electronic votes at 6:00 p.m. on February 6, 2026. The Chairman of the Board, Mr. VICENTE FALCONI CAMPOS (VFC). Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MÁRCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JJF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL), MAURICIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NJHM) and SILAS RONDEAU CAVALCANTE SILVA (SRCS) attended the meeting. There were no recorded absences. The meeting was chaired by the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). QUORUMS FOR INSTALLATION AND RESOLUTIONS: Pursuant to article 31, main section, of the Company's Bylaws, the resolutions of this meeting must occur in the presence of the majority of its members, and its resolutions are taken by the majority of those present (art. 31, main section, Articles of Incorporation), except in cases involving an authorized quorum (art. 32, Articles of Incorporation). Quorum for installation: ten members, in compliance with the minimum quorum requirement of six members. Minimum quorum for resolutions: six members, except in cases where there is an explicit record of alteration of the quorum of those present at the time of resolution. Advance notice of a conflict of interest on the part of the Director and/or their temporary absence will result in their presence being discounted from calculations of minimum quorum required to pass a board resolutions. ➢DEL-012/2026: Issuance of Incentivized Debentures in AXIA Issuance (RES 043, of February 6, 2026). The Board of Directors of Axia Energia, in the exercise of its powers, based on a deliberative proposal and decision of the Executive Board, and on the favorable opinion issued by the Planning and Projects Committee, RESOLVED on: (i) Approval of the 8th (eighth) issuance of simple debentures, non-convertible into shares, of the unsecured type, in up to 3 (three) series, of AXIA Energia ("Issuance" and "Debentures", respectively), as provided in article 59, main section and §1 of Law No. 6,404, of December 15, 1976, as amended ("Corporations Law"), which will be subject to public distribution, under the automatic registration procedure, without prior analysis by the Brazilian Securities and Exchange Commission ("CVM"), intended exclusively for professional investors, as defined in articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended ("CVM Resolution 30" and "Professional Investors", respectively), pursuant to Law No. 6,385, of December 7, 1976, as amended ("Securities Market Law"), CVM Resolution No. 160, of July 13, 2022, as amended ("CVM Resolution 160"), and other applicable legal and regulatory provisions, under the firm commitment underwriting regime ("Offering"), as well as its terms and conditions to be set forth in the Issuance Deed (as defined below), as provided in article 36, item X, of the Company's Bylaws; (ii) approval of the execution of the instruments necessary for the completion of the Issuance and the Offering, including, but not limited to: (a) the "Private Instrument of the Deed of the 8th (Eighth) Issuance of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, for Public Distribution, under the Automatic Registration Procedure, of Centrais Elétricas Brasileiras S.A. - Eletrobras" ("Issuance Deed") and respective amendment to reflect the result of the Bookbuilding Procedure (as defined below), without the need for a new resolution by this Board of Directors, as well as other amendments that may be necessary, subject to the limits set forth herein; and (b) the Distribution Agreement (as defined below) and any amendments that may be necessary; (iii) delegation of powers to the Company's Executive Board, and/or to the Company's attorneys-in-fact, as the case may be, to perform all acts and execute all documents necessary for the completion of the Issuance and the Offering, including, but not limited to, the execution of the Issuance Deed, the Distribution Agreement and their respective amendments, and may, for such purposes, negotiate and execute the respective instruments and any amendments (if necessary); and (iv) ratification of all acts already performed by the Executive Board and/or by the Company's attorneys-in-fact, as the case may be, for the implementation of the resolutions set forth herein, including, but not limited to, the engagement of the institutions that are part of the securities distribution system responsible for the public distribution of the Debentures, in the context of the Offering ("Coordinators", one of them being designated as the lead underwriter, "Lead Coordinator"), and of the other service providers for purposes of the Offering, such as the fiduciary agent ("Fiduciary Agent"), representing the community of debenture holders ("Debenture Holders"), the Registrar (as defined below), the Settlement Agent (as defined below), the Credit Rating Agency (as defined below), B3 ("B3" refers to B3 S.A. - Brasil, Bolsa, Balcão or B3 S.A. - Brasil, Bolsa, Balcão - Balcão B3, as applicable), legal advisors, among others. Decision: The items (i), (ii), (iii) and (iv) of the Resolutions were approved by the unanimity of the Directors present, with approval of (1) the completion of the Issuance and the Offering, which will have the following main characteristics and conditions, which will be detailed and regulated through the Issuance Deed: (a) Use of Proceeds: Pursuant to article 2, paragraph 1, of Law No. 12,431, of June 24, 2011, as amended ("Law 12,431"), Decree No. 11,964, of March 26, 2024, as amended ("Decree 11,964"), and Resolution of the National Monetary Council ("CMN") No. 5,034, of July 21, 2022, as amended ("CMN Resolution 5,034"), the funds raised by the Company through the Debentures will be used exclusively for future payment, reimbursement of expenses, costs or debts related to the implementation of the Project (as to be defined in the Issuance Deed), that have occurred within a period equal to or less than 48 (forty-eight) months from the closing date of the Offering, as to be detailed in the Issuance Deed. (b) Issuance Number: The Issuance will constitute the 8th (eighth) debenture issuance of the Company. (c) Total Issuance Amount: The total amount of the Issuance will be, initially, R$ 1,600,000,000.00 (one billion six hundred million Reais), on the Issuance Date (as defined below) ("Initial Issuance Amount"), noting that the Initial Issuance Amount may be increased by up to 25% (twenty-five percent), due to the exercise, total or partial, of the Additional Lot Option (as defined below), and may reach, in this case, a volume of up to R$ 2,000,000,000.00 (two billion Reais). (d) Unit Nominal Value: The unit nominal value of the Debentures will be R$ 1,000.00 (one thousand Reais), on the Issuance Date ("Unit Nominal Value"). (e) Quantity of Debentures: Initially, 1,600,000 (one million six hundred thousand) Debentures will be issued ("Initial Quantity of Debentures"), on the Issuance Date, noting that the Initial Quantity of Debentures may be increased by up to 25% (twenty-five percent), due to the exercise, total or partial, of the Additional Lot Option, totaling, in this case, up to 2,000,000 (two million) Debentures. (f) Number of Series: The Issuance will be carried out in up to 3 (three) series ("First Series", "Second Series" and "Third Series" and, together, "Series"), noting that the Debentures will be subject to the communicating vessels system ("Communicating Vessels System"), so that the quantity of Debentures of each Series will be defined after completion of the Bookbuilding Procedure, except that the First Series, the Second Series and/or the Third Series may not be issued, according to the result of the Bookbuilding Procedure ("Debentures of the First Series", "Debentures of the Second Series" and "Debentures of the Third Series", respectively). According to the Communicating Vessels System, the quantity of Debentures in the First Series, the Second Series or the Third Series must be deducted from the quantity to be allocated to the First Series, the Second Series or the Third Series, as the case may be, subject to the total quantity of Debentures provided in the Issuance Deed, so that the sum of the Debentures allocated to the Series actually issued must correspond to the total quantity of Debentures subject to the Issuance. Subject to the provisions of the Issuance Deed, the Debentures will be allocated among each Series in order to meet the demand verified in the Bookbuilding Procedure, (i) with no minimum amount for allocation to the First Series and the Second Series (which may not be issued), and (ii) subject, with respect to the Third Series, if issued, to the Minimum Amount (as defined below) and the Maximum Amount (as defined below). If, after the Bookbuilding Procedure, the allocation intended for the Third Series does not reach the Minimum Amount, the Third Series will be cancelled and the respective volume will be reallocated between the First Series and/or the Second Series, as applicable, pursuant to the Communicating Vessels System. Except for express references to the Debentures of the First Series, the Debentures of the Second Series and the Debentures of the Third Series, all references to "Debentures" should be understood as references to the Debentures of the First Series, the Debentures of the Second Series and the Debentures of the Third Series, jointly. (g) Form, Type and Proof of Ownership of the Debentures: The Debentures will be issued in registered book-entry form, without the issuance of certificates, and, for all legal purposes, ownership of the Debentures will be evidenced by the account statement issued by the Registrar, in its capacity as responsible for the registration of the Debentures, and, additionally, with respect to Debentures held electronically in custody at B3, as the case may be, a statement will be issued by B3 in the name of the Debenture Holder, which will serve as proof of ownership of such Debentures. (h) Convertibility: The Debentures will be simple, i.e., non-convertible into shares issued by the Company. (i) Type: The Debentures will be of the unsecured type, pursuant to article 58 of the Corporations Law. (j) Issuance Date: For all legal purposes, the issuance date of the Debentures will be February 15, 2026 ("Issuance Date"). (k) Remuneration Start Date: For all legal purposes, the remuneration start date of the Debentures will be the first payment date of the Debentures ("Remuneration Start Date"). (l) Term and Maturity Date: Subject to the redemption scenarios for the Debentures, as will be provided in the Issuance Deed, as the case may be, the Early Redemption Offer (as defined below) with possible redemption of all Debentures of the respective Series, Optional Early Redemption (as defined below), the Mandatory Redemption Offer (as defined below), with consequent redemption of all Debentures of the respective Series and/or early maturity of the obligations arising from the Debentures of the respective Series, under the terms to be provided in the Issuance Deed, (i) the maturity term of the Debentures of the First Series shall be 7 (seven) years from the Issuance Date, therefore maturing on February 15, 2033 ("Maturity Date of the Debentures of the First Series"); (ii) the maturity term of the Debentures of the Second Series shall be 10 (ten) years from the Issuance Date, therefore maturing on February 15, 2036 ("Maturity Date of the Debentures of the Second Series"); and (iii) the maturity term of the Debentures of the Third Series shall be 15 (fifteen) years from the Issuance Date, therefore maturing on February 15, 2041 ("Maturity Date of the Debentures of the Third Series" and, together with the Maturity Date of the Debentures of the First Series and the Maturity Date of the Debentures of the Second Series, "Maturity Dates of the Debentures"). (m) Monetary Adjustment of the Debentures: The Unit Nominal Value or the balance of the Unit Nominal Value of the Debentures of each series will be adjusted monetarily ("Monetary Adjustment") by the accumulated variation of the Extended National Consumer Price Index ("IPCA") calculated and published by the Brazilian Institute of Geography and Statistics - IBGE ("IBGE"), calculated on a pro rata temporis basis by Business Days from the Remuneration Start Date (inclusive) of the respective Series until the date of actual payment (exclusive), with the product of the Monetary Adjustment being automatically incorporated into the Unit Nominal Value or the balance of the Unit Nominal Value of the Debentures of the respective series, as the case may be (noting that the balance of the Unit Nominal Value of the Debentures of each Series, as the case may be, after incorporation of the Monetary Adjustment will be referred to, jointly or interchangeably, as "Updated Unit Nominal Value"), according to the formula to be provided in the Issuance Deed. (n) Amortization of Principal of the Debentures: (i) Amortization of Principal of the Debentures of the First Series. Without prejudice to payments arising from possible early maturity of the obligations arising from the Debentures of the First Series, Optional Extraordinary Amortization, redemption of the Debentures of the First Series, as to be provided in the Issuance Deed, total early redemption arising from an Early Redemption Offer of the Debentures of the First Series or Total Optional Early Redemption of the Debentures of the First Series, under the terms to be provided in the Issuance Deed and other applicable legislation, the Updated Unit Nominal Value of the Debentures of the First Series will be paid in a single installment on the Maturity Date of the Debentures of the First Series; (ii) Amortization of Principal of the Debentures of the Second Series. Without prejudice to payments arising from possible early maturity of the obligations arising from the Debentures of the Second Series, Optional Extraordinary Amortization, redemption of the Debentures of the Second Series, as to be provided in the Issuance Deed, total early redemption arising from an Early Redemption Offer of the Debentures of the Second Series or Total Optional Early Redemption of the Debentures of the Second Series, under the terms to be provided in the Issuance Deed and other applicable legislation, the Updated Unit Nominal Value of the Debentures of the Second Series will be paid in a single installment on the Maturity Date of the Debentures of the Second Series; and (iii) Amortization of Principal of the Debentures of the Third Series. Without prejudice to payments arising from any early maturity of obligations under the Third Series Debentures, Optional Extraordinary Amortization, redemption of the Debentures as provided in the Issuance Deed, total early redemption resulting from an Early Redemption Offer of the Third Series Debentures, or Total Optional Early Redemption of the Third Series Debentures, under the terms to be provided in the Issuance Deed and other applicable legislation, the Updated Unit Nominal Value of the Third Series Debentures shall be paid annually, starting from the 13th (thirteenth) year (inclusive), on February 15 of each year, according to the dates and percentages to be provided in the Issuance Deed. (o) Remuneration of the Debentures: (i) Remuneration of the First Series Debentures. Interest will accrue on the Updated Unit Nominal Value of the Debentures of the First Series at a rate corresponding to a certain percentage per year, to be defined according to the Bookbuilding Procedure, and which will be limited to the higher rate ("First Series Ceiling Rate") between (i.a) the internal rate of return of the Treasury IPCA+ with Semi-annual Interest (new denomination of the National Treasury Note, Series B - NTN-B), maturing on August 15, 2032, based on the indicative quotation disclosed by ANBIMA on its website (https://www.anbima.com.br/pt_br/index.htm), as determined at the close of the Business Day on which the Bookbuilding Procedure is carried out, plus exponentially a negative spread of 0.90% (ninety hundredths of one percent) per year, on a 252 (two hundred and fifty-two) Business Days basis; or (i.b) 6.80% (six point eighty percent) per year, on a 252 (two hundred and fifty-two) Business Days basis ("Remuneration of the Debentures of the First Series"), accruing from the Remuneration Start Date of the Debentures of the First Series or the immediately preceding Remuneration Payment Date of the Debentures of the First Series (inclusive), as the case may be, until the date of actual payment (exclusive). The calculation of the Remuneration of the First Series Debentures shall follow the formula to be provided in the Issuance Deed. (ii) Remuneration of the Second Series Debentures. Interest will accrue on the Updated Unit Nominal Value of the Debentures of the Second Series at a rate corresponding to a certain percentage per year, to be defined according to the Bookbuilding Procedure, and which will be limited to the higher rate ("Second Series Ceiling Rate") between (ii.a) the internal rate of return of the Treasury IPCA+ with Semi-annual Interest (new denomination of the National Treasury Note, Series B - NTN-B), maturing on May 15, 2035, based on the indicative quotation disclosed by ANBIMA on its website (https://www.anbima.com.br/pt_br/index.htm), as determined at the close of the Business Day on which the Bookbuilding Procedure is carried out, plus exponentially a negative spread of 0.77% (seventy-seven hundredths of one percent) per year, on a 252 (two hundred and fifty-two) Business Days basis; or (ii.b) 6.80% (six point eighty percent) per year, on a 252 (two hundred and fifty-two) Business Days basis ("Remuneration of the Debentures of the Second Series"), accruing from the Remuneration Start Date of the Debentures of the Second Series or the immediately preceding Remuneration Payment Date of the Debentures of the Second Series (inclusive), as the case may be, until the date of actual payment (exclusive). The calculation of the Remuneration of the Second Series Debentures shall follow the formula to be provided in the Issuance Deed. (iii) Remuneration of the Third Series Debentures. Interest will accrue on the Updated Unit Nominal Value of the Debentures of the Third Series at a rate corresponding to a certain percentage per year, to be defined according to the Bookbuilding Procedure, and which will be limited to the higher rate ("Third Series Ceiling Rate" and, together with the First Series Ceiling Rate and the Second Series Ceiling Rate, "Ceiling Rate") between (iii.a) the internal rate of return of the Treasury IPCA+ with Semi-annual Interest (new denomination of the National Treasury Note, Series B - NTN-B), maturing on August 15, 2040, based on the indicative quotation disclosed by ANBIMA on its website (https://www.anbima.com.br/pt_br/index.htm), as determined at the close of the Business Day on which the Bookbuilding Procedure is carried out, plus exponentially a negative spread of 0.50% (fifty hundredths of one percent) per year, on a 252 (two hundred and fifty-two) Business Days basis; or (ii) 6.90% (six point ninety percent) per year, on a 252 (two hundred and fifty-two) Business Days basis ("Remuneration of the Debentures of the Third Series" and, together with the Remuneration of the Debentures of the First Series and the Remuneration of the Debentures of the Second Series, the "Remuneration"), accruing from the Remuneration Start Date of the Debentures of the Third Series or the immediately preceding Remuneration Payment Date of the Debentures of the Third Series (inclusive), as the case may be, until the date of actual payment (exclusive). The calculation of the Remuneration of the Third Series Debentures shall follow the formula to be provided in the Issuance Deed. (p) Payment of the Remuneration of the Debentures: The actual payment of the Remuneration will be made: (i) in semi-annual installments, without grace period and consecutive, always on the 15th day of the months of February and August, with the first payment on August 15, 2026 and the last payment on the Maturity Date, as to be provided in the Issuance Deed; (ii) on the date of early settlement resulting from early maturity of the Debentures due to the occurrence of one of the Events of Default (as defined below); (iii) on the date on which the Optional Extraordinary Amortization occurs, as to be provided in the Issuance Deed and/or (iv) on the date on which the early redemption of the Debentures occurs, as to be provided in the Issuance Deed (each of these dates, a "Remuneration Payment Date"). The payment of the Remuneration shall be made by the Company to the Debenture Holders in accordance with the rules and procedures of B3. Those who are holders of Debentures of the respective Series at the end of the Business Day immediately preceding each Remuneration Payment Date of the respective Series shall be entitled to payments relating to the Debentures of the respective Series. (q) Subscription Price and Form of Payment: The Debentures shall be subscribed and paid in full, in advance, in national currency, at their Unit Nominal Value on the Profitability Start Date ("Subscription Price"), in accordance with the settlement rules applicable to B3. Should any Debenture be paid in full on a date other than and subsequent to the Profitability Start Date, the subscription price shall be the Updated Unit Nominal Value of the Debentures of the respective Series plus the Remuneration of the Debentures of the respective Series, calculated pro rata temporis from the Profitability Start Date of the respective Series until the date of its effective payment in full, in accordance with the provisions to be set forth in the Issuance Deed. Subject to the provisions of the Distribution Agreement in this regard, the Debentures may be placed (i) at a premium, provided it is approved by the Company; or (ii) at a discount, to be defined at the sole discretion and by mutual agreement of the Coordinators, provided that (x) applied equally to all Debentures of the same series subscribed and paid in on the same payment date, pursuant to article 61 of CVM Resolution 160; and (y) in this case, the Company receives, on the payment date of the Debentures, the same amount it would receive if the payment occurred for the full Unit Nominal Value. The application of premium or discount, if applicable, will be carried out based on objective market conditions, at the sole discretion of the Coordinators, including, but not limited to: (i) change in the SELIC rate; (ii) change in the remuneration of national treasury bonds; (iii) change in the DI Rate, or (iv) material change in the indicative trading rates of fixed income securities (debentures, real estate receivables certificates, agribusiness receivables certificates and others) disclosed by ANBIMA. (r) Scheduled Renegotiation: The Debentures shall not be subject to scheduled renegotiation. (s) Additional Lot Option. The Company, as previously decided with the Coordinators, may increase the quantity of Debentures originally offered by up to 25% (twenty-five percent), i.e., by up to 400,000 (four hundred thousand) Debentures, in the total amount of up to R$ 400,000,000.00 (four hundred million Reais), which may be allocated to any of the Series subject to the maximum quantity of Debentures of the Third Series provided in item (e) above, pursuant to and in accordance with the limits established in article 50 and its sole paragraph, both of CVM Resolution 160 ("Additional Lot Option") in accordance with the demand verified in the Bookbuilding Procedure. The same conditions and price of the Debentures of the respective Series shall apply to the Debentures arising from the exercise of the Additional Lot Option. Should the Debentures arising from the exercise of the Additional Lot Option be issued, these shall be placed by the Coordinators under a best efforts placement regime. (t) Bookbuilding Procedure. An investment intention collection procedure will be adopted, organized by the Coordinators, with or without receipt of reservations, without minimum or maximum lots, to verify the demand for the Debentures, in order to define, by mutual agreement with the Company, (i) the final quantity of Debentures in each Series, considering the possible exercise of the Additional Lot Option and subject to the Minimum Amount and the Maximum Amount; (ii) the existence of the Debentures of the First Series, the Debentures of the Second Series and the Debentures of the Third Series; (iii) the final rate of the Remuneration of the Debentures of each Series, subject to the Ceiling Rate of each of the Series; and (iv) the Total Issuance Amount, considering the possible exercise of the Additional Lot Option ("Bookbuilding Procedure"). For purposes of this minute, (x) "Minimum Amount" means the amount of R$ 200,000,000.00 (two hundred million Reais), corresponding to 200,000 (two hundred thousand) Debentures, which must be observed as a condition for the issuance of the Third Series. Should the Minimum Amount not be reached after the Bookbuilding Procedure, the Third Series shall not be issued, and the corresponding volume shall be allocated between the First Series and/or the Second Series, as applicable, pursuant to the Communicating Vessels System; and (y) "Maximum Amount" means the amount of R$ 500,000,000.00 (five hundred million Eeais), corresponding to 500,000 (five hundred thousand) Debentures, which shall correspond to the maximum amount to be allocated to the Third Series. The Company shall ratify the result of the Bookbuilding Procedure by means of an amendment to the Issuance Deed without the need for prior approval of the Debenture Holders assembled in a General Meeting of Debenture Holders and/or any additional corporate approval by the Company. (u) Total Optional Early Redemption: The Company may, at its sole discretion and regardless of the will of the Debenture Holders holding Debentures of the respective Series, carry out the early redemption of all (but not partially) of the Debentures of the respective Series from the date on which said redemption is permitted by applicable regulation, subject to the provisions of article 1, §1, of Law 12,431, CMN Resolution 4,751, CMN Resolution 5,034 and other applicable laws or regulations to be enacted subsequently ("Total Optional Early Redemption"), provided that the minimum weighted average term of 4 (four) years of payments elapsed between the Issuance Date and the date of actual Total Optional Early Redemption of the respective Series is observed, through payment of the early redemption amount of the Debentures of the respective Series ("Early Redemption Amount"), as the case may be, which will be equivalent to the higher of the following amounts: (i) Updated Unit Nominal Value of the Debentures of the respective Series, plus: (1) the Remuneration of the Debentures of the respective Series, calculated, pro rata temporis, from the Remuneration Start Date of the Debentures of the respective Series (inclusive) or the immediately preceding Remuneration payment date of the Debentures of the respective Series (inclusive), as the case may be, until the date of the actual Total Optional Early Redemption of the respective Series (exclusive); and (2) Late Payment Charges, if any; or (ii) present value of the installments maturing after the Total Optional Early Redemption Date of the Debentures of the respective Series relating to the amortization payment of the Updated Unit Nominal Value of the Debentures of the respective Series, plus (1) the Remuneration of the Debentures of the respective Series, using as discount rate the internal rate of return of the Treasury IPCA+ government bond with semi-annual interest (current denomination of the former National Treasury Note, series B - NTN-B), with duration closest to the remaining duration of the Debentures of the respective Series, on the Optional Early Redemption date of the Debentures of the respective Series, using the indicative quotation disclosed by ANBIMA on its website (http://www.anbima.com.br) determined on the Business Day immediately preceding the Total Optional Early Redemption date of the Debentures of the respective Series, plus a negative rate equivalent, in absolute value, to the Spread of the Remuneration of the Debentures over the NTN-B as determined in the Bookbuilding Procedure ("Prepayment Spread"), plus 0.20% (twenty hundredths of one percent) per year; (2) Late Payment Charges, if any; and (3) any pecuniary obligations and other additions relating to the Debentures of the respective Series. (v) Optional Extraordinary Amortization: Should it become legally permitted for the Company to carry out the optional extraordinary amortization of the Debentures of the respective Series, subject to the terms of Law 12,431, CMN Resolution 4,751, CMN Resolution 5,034 and other applicable regulations to be enacted subsequently, and pursuant to applicable legal and regulatory provisions, including by virtue of regulation by the CMN of said possibility, the Company may, from the date on which said extraordinary amortization is permitted by applicable regulation, carry out the extraordinary amortization of the Debentures of the respective Series ("Optional Extraordinary Amortization"), provided that the minimum weighted average term of 4 (four) years of payments elapsed between the Issuance Date and the date of actual Optional Extraordinary Amortization of the respective Series is observed, under the terms to be provided in the Issuance Deed. On the occasion of the Optional Extraordinary Amortization of the respective Series, the amount owed by the Company shall be equivalent to the highest value obtained by the criteria mentioned in items "(i)" to "(iii)" below ("Optional Extraordinary Amortization Amount"): (i) that provided for in the regulation to be issued by the CMN; (ii) the portion of the Updated Unit Nominal Value of the Debentures of the respective Series, subject to such Optional Extraordinary Amortization of the respective Series, plus the Remuneration of the Debentures of the respective Series, calculated pro rata temporis from the Remuneration Start Date of the Debentures of the respective Series or the immediately preceding Remuneration Payment Date of the Debentures of the respective Series, as the case may be, and other applicable charges owed and unpaid until the Optional Extraordinary Amortization Date of the Debentures of the respective Series (as to be defined in the Issuance Deed); or (iii) present value of the installments maturing after the date of completion of the Optional Extraordinary Amortization of the respective Series relating to the payment of the portion of the Updated Unit Nominal Value of the respective Series, plus (1) the Remuneration of the Debentures of the respective Series, using as discount rate the internal rate of return of the Treasury IPCA+ government bond with semi-annual interest (current denomination of the former National Treasury Note, series B - NTN-B), with duration closest to the remaining duration of the Debentures of the respective Series, on the date of completion of the Optional Extraordinary Amortization of the respective Series, using the indicative quotation disclosed by ANBIMA on its website (http://www.anbima.com.br) determined on the Business Day immediately preceding the date of completion of the Optional Extraordinary Amortization of the respective Series, plus a negative rate equivalent, in absolute value, to the Prepayment Spread, plus 0.20% (twenty hundredths of one percent) per year, calculated according to the formula to be provided in the Issuance Deed; (2) Late Payment Charges, if any; and (3) any pecuniary obligations and other additions relating to the Debentures of the respective Series. (w) Optional Acquisition: Subject to the provisions of CVM Resolution No. 77, of March 29, 2022, as amended, the Company may, at its sole discretion and subject to acceptance by the respective selling debenture holder, acquire Debentures of the First Series, Debentures of the Second Series and/or Debentures of the Third Series for an amount equal to or lower than the Updated Unit Nominal Value of the respective Series, as the case may be, such fact being required to appear in the management report and financial statements of the Company, or for an amount higher than the Updated Unit Nominal Value of the respective Series, as the case may be, in addition to observing the provisions of article 55, paragraph 3, of the Corporations Law and the following terms: from the 25th (twenty-fifth) month (inclusive) from the Issuance Date, i.e., from February 15, 2028, exclusive, pursuant to article 1, paragraph 1, item II, of Law 12,431 and provided that the weighted average term exceeding 4 (four) years is observed, pursuant to article 1, paragraph 1, item I, of Law 12,431 ("Optional Acquisition"). The Debentures acquired by the Company under an Optional Acquisition may, at the Company's discretion, be cancelled, held in treasury, or placed in the market again, and may only be cancelled, in the manner to be regulated by the CMN and provided such regulation is applicable to the Debentures of the respective Series, in accordance with the provisions of article 1, paragraph 1, and article 2, paragraph 1, of Law 12,431. (x) Mandatory Redemption Offer: Should an Event of Change in Risk (as to be defined in the Issuance Deed) occur as a result of an Original Acquisition of Control (as to be defined in the Issuance Deed), within the Original Acquisition of Control Period (as to be defined in the Issuance Deed) and/or after the completion of an Original Acquisition of Control (without the Event of Change in Risk being cured by the end of the Original Acquisition of Control Period) ("Acquisition Event"), provided it is legally permitted, the Company undertakes to conduct an offer to redeem the Debentures from Debenture Holders who choose to dispose of their respective Debentures for an amount equivalent to the Updated Unit Nominal Value of the respective series, plus the Remuneration of the respective series owed until the Mandatory Redemption Date (as defined below), exclusive, and any charges owed and unpaid until the date of the redemption offer ("Mandatory Redemption Offer"), in accordance with the terms and conditions to be provided in the Issuance Deed. (y) Early Redemption Offer: The Company may conduct, at its sole discretion and at any time (subject to the limitations provided in the legislation applicable at the time of the Early Redemption Offer, as defined below), a total or partial early redemption offer of the Debentures of the First Series, the Debentures of the Second Series and/or the Debentures of the Third Series ("Early Redemption Offer"), noting that the limitations provided in the legislation applicable at the time of the Early Redemption Offer must be observed, it being understood, for clarification purposes, that currently the limitations provided in Law 12,431, CMN Resolution 4,751 and other applicable laws or regulations to be enacted subsequently apply. The Early Redemption Offer shall be addressed to all Debenture Holders of the respective Series, without distinction, with all Debenture Holders of the respective Series being assured the prerogative to accept or not the early redemption of the Debentures they hold, in accordance with the terms and conditions to be provided in the Issuance Deed and applicable legislation. The amount to be paid in respect of each of the Debentures shall be equivalent to the amount indicated in the Early Redemption Offer Notice (as to be defined in the Issuance Deed), including the redemption premium, if applicable. (z) Place of Payment: The payments to which the Debentures are entitled shall be made by the Company at the respective maturity using, as applicable: (i) the procedures adopted by B3, for Debentures held electronically in custody at B3; or (ii) the procedures adopted by the Registrar, for Debentures that are not held electronically in custody at B3. (aa) Late Payment Charges: Without prejudice to the Remuneration, as the case may be, and the provisions to be set forth in the Issuance Deed, in the event of delay attributable to the Company in the payment of any amount owed to the Debenture Holders, the overdue amount will be subject, regardless of notice, demand or judicial or extrajudicial notification, to: (i) conventional late payment penalty, irreducible and non-compensatory in nature, of 2% (two percent) on the amount owed and unpaid; and (ii) default interest calculated pro rata temporis from the date of default until the date of actual payment, at the rate of 1% (one percent) per month on the amount owed and unpaid, in addition to expenses incurred for collection ("Late Payment Charges"). (bb) Early Maturity: Subject to the provisions of the Issuance Deed, the Fiduciary Agent must declare all obligations arising from the Debentures accelerated and demand immediate payment by the Company to the Debenture Holders of the Updated Unit Nominal Value of the respective series, plus the Remuneration of the respective series, calculated pro rata temporis from the Remuneration Start Date of the respective series or the last Remuneration Payment Date of the respective series, whichever occurs last, until the date of actual payment, without prejudice to the payment of Late Payment Charges, when applicable, and any other amounts possibly owed by the Company under the terms to be provided in the Issuance Deed, upon the occurrence of the events to be described in the Issuance Deed, it being understood that such events of early maturity, cure periods, limits and/or minimum values (thresholds), specifications, caveats and/or exceptions regarding such events will be negotiated and defined by the Company's Board of Officers in the Issuance Deed, as well as whether such events are automatic or non-automatic early maturity events (each, an "Event of Default"). (cc) Placement and Distribution Procedure: The Debentures will be subject to public distribution, with the intermediation of the Coordinators, pursuant to the Securities Market Law, CVM Resolution 160 and other applicable legal and regulatory provisions, under the firm commitment underwriting regime for the Initial Issuance Amount, on an individual and non-joint and several basis, in the proportion and amounts established in the "Coordination, Placement and Public Distribution Agreement, under the Firm Commitment Underwriting Regime, of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 3 (Three) Series, under the Automatic Registration Procedure, of the 8th (Eighth) Issuance of Centrais Elétricas Brasileiras S.A. - Eletrobras", to be executed between the Company and the Coordinators ("Distribution Agreement"). The Debentures may be placed with investors only after obtaining automatic registration of the Offer with the CVM and publication of the announcement of the start of the Offer, pursuant to CVM Resolution 160, and the distribution plan to be provided in the Distribution Agreement must be observed, pursuant to CVM Resolution 160. The Debentures shall be intended for Professional Investors, pursuant to article 26, item IV, subparagraph "a", of CVM Resolution 160. The participation of Related Parties (as to be defined in the Issuance Deed) in the Offer shall be permitted, under the terms to be provided in the Distribution Agreement. There shall be no preference or priority for subscription of the Debentures by current employees, direct or indirect shareholders of the Company, or for any third parties considering potential relational connections of a commercial or strategic nature with the Company. No liquidity support fund shall be established nor shall a liquidity guarantee agreement be executed for the Debentures. No price stabilization agreement for the Debentures in the secondary market shall be executed. (dd) Deposit for Distribution, Trading and Financial Settlement: The AXIA Energia Debentures will be deposited for (i) distribution in the primary market through the MDA - Asset Distribution Module, administered and operated by B3, with the distribution settled financially through B3; and (ii) trading in the secondary market through CETIP21 - Securities, administered and operated by B3, with trades settled financially and the Debentures held electronically in custody at B3, it being understood that trading of the Debentures in the secondary market must observe the rules provided in applicable legislation. (ee) Credit Rating: A rating agency for the Offer ("Rating Agency") shall be contracted, which shall assign a rating to the Debentures. During the term of validity of the Debentures, the Company must maintain, at its own expense, the Rating Agency contracted to carry out the annual update and maintenance of the risk classification (rating) of the Debentures. (ff) Splitting of the Debentures: Splitting shall not be permitted, pursuant to item IX of article 59 of the Corporations Law. (gg) Other Characteristics: The other characteristics of the Debentures, the Issuance and the Offering will be described in the Issuance Deed, in the Distribution Agreement and in the other documents pertaining to the Offering and the Issuance; (2) approval of the instruments necessary for the completion of the Issuance and the Offering, including, but not limited to: (a) the Issuance Deed and respective amendment to reflect the result of the Bookbuilding Procedure, without the need for a new resolution by this Board of Directors, as well as other amendments that may be necessary, subject to the limits set forth herein, and (b) the Distribution Agreement and any amendments that may be necessary; (3) delegation of powers to the Company's Executive Board and/or to the Company's attorneys-in-fact, as the case may be, to perform all acts and execute all documents necessary for the completion of the Issuance and the Offering, including, but not limited to, the execution of the Issuance Deed, the Distribution Agreement and their respective amendments, and may, for such purposes, negotiate and execute the respective instruments and any amendments (if necessary); and (4) ratification of all acts already performed by the Executive Board and/or by the Company's attorneys-in-fact, as the case may be, for the implementation of the resolutions set forth herein, including, but not limited to, the engagement of the Coordinators, and of the other service providers for purposes of the Offering, such as the Fiduciary Agent, the Registrar, the Settlement Agent, the Credit Rating Agency, B3, legal advisors, among others. Deliberative Quorum: Unanimous, pursuant to the proposal of the Executive Board (RES 043, of 02.06.2026), with the favorable vote of the Planning and Projects Committee - CPRO recorded. Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items decided in this Board of Directors Meeting is filed at the Company's headquarters. There being no further business to discuss, Chairman VFC closed the related work and ordered the Governance Secretary to draw up this Certificate, which, after being read and approved, is signed by himself. The other deliberations held in this meeting were omitted from this certificate, as they relate to matters of merely internal interest to the Company, a legitimate precaution supported by the Administration's duty of confidentiality, pursuant to the main section of article 155 of the Corporations Law, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. Present were Messrs. VICENTE FALCONI CAMPOS (VFC) (Chairman); Directors ANA SILVIA CORSO MATTE (ASM), CARLOS MÁRCIO FERREIRA (CMF), FELIPE VILLELA DIAS (FVD), JOSÉ JOÃO ABDALLA FILHO (JJF), MARISETE FÁTIMA DADALD PEREIRA (MFP), PEDRO BATISTA DE LIMA FILHO (PBL), MAURICIO TIOMNO TOLMASQUIM (MTT), NELSON JOSÉ HUBNER MOREIRA (NJHM) and SILAS RONDEAU CAVALCANTE SILVA (SRCS). This certificate is drawn up by me, FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). Rio de Janeiro, February 09, 2026. FERNANDO KHOURY FRANCISCO JUNIOR Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.